U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

September 28, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Baird Funds, Inc. (the “Corporation”)
File Nos. 333-40128 and 811-09997
Baird SmallCap Value Fund (S000036810)

Dear Sir or Madam:

Pursuant to Rule 485(a) of the Securities Act of 1933, as amended, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of the Corporation on behalf of its series, Baird SmallCap Value Fund, is Post-Effective Amendment No. 93 and Amendment No. 95 to the Corporation’s Registration Statement on Form N-1A.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 765-6115.

Very truly yours,

/s/ Adam W. Smith

Adam W. Smith
For U.S. Bank Global Fund Services

Enclosures